SIMPLY TINY DEVELOPMENT, PB LLC

We develop sustainable Tiny Homes and CamperVans that lower the cost of ownership

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



simplytinydevelopment.com   Denver CO

Technology	Infrastructure	Main Street	PBC and B Corps

Real Estate

Highlights

1 🌍 Explosive market-driven opportunity! Tiny home and CamperVan markets are projected to reach $13.5 billion by 2027

2 💰 Potential capital gains exclusions! Discuss with tax advisor

3 🎯 SCALING! 15 homes scheduled for development through 2024 (no guarantee)

4 🥇 CamperVan scaling through pre-purchase requests! guarantee)

4 🥇 CamperVan scaling through pre-purchase requests!

5 🚀 ACCELERATOR! Market CAGR of 7%, with 53% of the growth originating in the North American market.

6 💪 Strong and experienced management team! Highly-educated grassroots company destined to be sustainability leaders

7 🎯 SOLUTIONS! Tiny homes are the answer for density, climate, energy, and home ownership challenges

8 ♻️ Our projects provide an IMMEDIATE solution for a market crisis- affordability, flood risks, and density

Our Team



Dr. Sean Dixon   CEO

-Doctorate of Management: Organizational Development & Change. -M.S.- Organizational Development. Passions & Strengths: research, philanthropy, futurist, strategy, the great outdoors

We recognize the need to help solve the housing issues in the United States. The members of Simply Tiny Development are passionate about business, the planet, and our future. We seek to create generational wealth through the use of business as a force for change.



Megan Blythe   Sustainability Coordinator

-B.S.- Environmental Science & Ecological Restoration Passions & Strengths: communicating and connecting with others, multi-tasking, teamwork, ecological restoration



Dr. Sean Dixon

Pitch



FOR THE PLANET

Corporation PENDING

DECEMBER 2021

The Problem

High Construction and Maintenance Costs

Environmental Sustainability and Climate Change

Long Construction Timeframes and Riskier Capital Investments

Single Function Dwellings on only Specific Soil Conditions

SIMPLYTINY DEVELOPMENT

SIMPLYTINY DEVELOPMENT

A Complete Public Housing Solution

- Truly affordable housing options. High-quality homes, sustainably produced materials and structures equating to lower purchase and maintenance prices for home buyers
- Modular and custom options available
- Easily upgraded or repurposed (prevents housing inventory decay which leads to housing shortages or purchasing recessions)
- New foundations allow building to occur on difficult or previously undesirable soil conditions (soft soil, rock, etc)
- Higher asset appreciation rate vs. standard homes fast appreciating assets
- Shorter construction periods- increasing production volumes and shortening housing inventory duration periods
- Multi-functional structures can be used as homes, additional dwelling units, professional or homes office spaces, or retail spaces
- Increased housing density= more taxable land in cities/municipalities
- High consumer absorption and rental rates

Environmental Impact Solution

- Eco-friendly paints, stains, flooring, and insulation available creating healthier dwellings
- Helical foundations reduce environmental damage during construction
- Green energy including solar, wind and alternative heating options
- Sustainable building materials and environmentally-friendly building practices
- Suitable for traditionally unbuildable lots

SIMPLYTINY DEVELOPMENT

Financial Sustainability Solution

FOR THE PAST
5 YEARS
HOMES

Under 👍
1,200 ft²
have rate of
7.5% a year
In value





Over 👎
2,400 ft²
have rate of
3.8% a year
In value

Financial Sustainability Cont.



Life cycle costing models indicate that tiny homes have shorter payback periods due to higher occupancy rates, energy efficiency, less problems during building operations, and low operating costs.

Development requires less infrastructure and less public service/utilities (trash, water, sewer, gas) saving municipalities and cities money)

The use of high-quality materials in new construction and acting promptly when maintenance issues occur helps prevent problems from becoming hazards, thus reducing the number of buildings that degrade beyond repair.

 Reduces the net cost of home ownership over time

 High-quality materials and construction paired with warranty options

 Increased tax revenue from density

 Lower utility costs for consumers

 Reduced power requirements because of high efficiency construction and materials

---

Financials/Appreciation

Appreciation Schedule
30 YR

Net Ownership Projection
30 YR



Figure: the figure above displays the divergence between the annual appreciation total (solid blue line) at a rate of change of 7.5% per year based on the starting home value of $175,000 versus the operating cost total (dashed red line) at a rate of change of 3.7% per year a 35% increase every decade and based on an operating cost per square foot model.

The Future of Technology Integration

Smart Whole Home Connection
with Voice Enabled Base and Smartphone Applications

 **Healthcare/Telemedicine**

Monitoring Vitals

Location of Patients for Emergency Response

Hospital Grade HEPA filtration system

 **Maintenance**

Vacuuming/Mopping

Thermostat

Smart Fridge/Grocery Delivery

 **Security**

Interior and Exterior Cameras

Digital Locks

 **FUTURE ADVANCES**
Virtual/Augmented Reality Capabilities

Medical Consultation/Healthcare Interactions

Grocery & Personal Shopping

Continued Education



The Simply Tiny Difference

THE HOMES:

Uncompromising sustainability standards in our construction practices

Reengineered home construction practices through the use of helical pier foundations

Construction management procedures minimize waste while maximizing materials usage

Adopting and integrating technology that will serve the future needs of cities and homebuyers

Higher quality materials and home designs extend the lifecycle of homes while providing the ability to repurpose the dwelling other uses



A Public Benefit LLC

We are NOT a traditional corporation

Simply Tiny is chartered and governed across the triple-bottom line:

We are here to maximize shareholder, environmental, and social returns



Our Public Benefit structure requires us by law to adopt independent, third-party standards to access performance and uphold our public benefit objectives — keeping our company transparent and accountable for our actions

PIONEERING HOME DEVELOPMENT IN VARIOUS MARKETS



Current Project: Duluth, MN

2.5 million dollar project for 13 tiny homes

Chosen to solve housing density, environmental impact, and low housing inventory problems

---

Our Ask

Find strategic partnerships with companies and entities interested in sustainability

Align our company with those interested in working in the public realm to solve housing policy issues

Integrate modern/future technology into tiny homes for city development

To provide infrastructure to high growth cities and areas

Attract private partnerships and investors

To work with influential members in the private sector



Team Expertise

The **Simply Tiny Development** team combines expertise in:

Green Construction and Sustainable Housing Solutions

Community Development and Public Policy

Technology Integration and Flexible Home Design

Real Estate Development and Sales

     








Dr. Sean Dixon

CEO/Founder

D.M ODCM,

M.S. ODL

*10+ years Management &
Organizational Development
Experience*

Former USAF

Tawn Miller

Real Estate
Development
Strategist

*8+ years Real Estate Expertise
with Contracting*

4 successful business exits

Megan Blythe

Sustainability Officer

*B.S. Environmental w/
Ecological Restoration
Concentration*

*5+ years Customer Service in
Renewable Energy*

Kenneth Faria

Business Info &
Analytics

B.S. Chemical Engineering

5+ years business analytics

Reserve USAF Officer

Joshua Foreman

CTO, Smart Home
Integration

USAF Active

*16+ years certification
with Security & Life saving Medical
Tech*

Daniel Ganns

Accountant

M.S. Accounting,

*B.A. Business Accounting &
International Business*

*10+ years in professional
accounting*





 



**SIMPLYTINY
DEVELOPMENT**

Public Benefit LLC

STAY IN TOUCH

Dr. Sean Dixon

CEO

✉ Sean@SimplyTinyDevelopment.com

📞 (720)413-2503

🌐 www.SimplyTinyDevelopment.com